Exhibit (a)(1)(H)

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

Twitter: @Dianaship
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net
DIANA SHIPPING INC. ANNOUNCES FINAL RESULTS OF THE SELF TENDER OFFER FOR SHARES OF ITS COMMON STOCK
ATHENS, GREECE, December 27, 2021 - Diana Shipping Inc. (NYSE: DSX) (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, announced today the final results of its tender offer to purchase up to 3,529,411 shares of its common stock, par value of US$0.01 per share ("shares"), at a price of US$4.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The tender offer expired at 5:00 p.m., Eastern Time, on December 21, 2021.

Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, the total number of shares tendered in the tender offer was 10,160,243. Because the tender offer was oversubscribed, the number of shares that the Company purchased from each tendering shareholder was prorated so that the Company purchased a total of 3,529,411 shares in the tender offer for an aggregate purchase price of approximately US$15,000,000.

If shareholders have any questions, please call our information agent, Georgeson LLC, by telephone, toll free at (800) 248-7690.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.
Cautionary Statement Regarding Forward-Looking Statements

This press release, including the information we incorporate by reference, include "forward-looking statements," as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.
All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in its records and other data available from third parties. Although Diana Shipping Inc. (the “Company”) believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to (i) the outcome of the tender offer, (ii) the strength of world economies, (iii) fluctuations in currencies and interest rates, (iv) general market conditions, including fluctuations in charter hire rates and vessel values, (v) changes in demand in the dry-bulk shipping industry, (vi) changes in the supply of vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels, (vii) changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, (viii) the Company’s future operating or financial results, (ix) availability of financing and refinancing and changes to the Company’s financial condition and liquidity, including the Company’s ability, (x) to pay amounts that it owes and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities and the Company’s ability to obtain financing and comply with the restrictions and other covenants in the Company’s financing arrangements, (xi) changes in governmental rules and regulations or actions taken by regulatory authorities, (xii) potential liability from pending or future litigation, (xiii) compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, (xiv) the impact of the discontinuance of LIBOR after 2021 on interest rates of any of the Company’s debt that reference LIBOR, (xv) the failure of counter parties to fully perform their contracts with the Company, (xvi) the Company’s dependence on key personnel, (xvii) adequacy of insurance coverage, (xviii) the volatility of the price of the Company’s common shares, (xix) the Company’s incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States, (xx) general domestic and international political conditions or labor disruptions, (xxi) acts by terrorists or acts of piracy on ocean-going vessels, (xxii) the length and severity of the recent novel coronavirus (COVID-19) outbreak and its impact in the dry-bulk shipping industry, (xxiii) potential disruption of shipping routes due to accidents or political events, and (xiv) other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE.
We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur.